EXHIBIT 8.1

SUBSIDIARIES OF TELESAT HOLDINGS INC.1

Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Telesat Interco Inc.	Canada
Telesat Canada	Canada

[1]	Excludes certain subsidiaries which, considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary (as defined in Rule 1-02(w) of Regulation S-X) as of the year ended December 31, 2014.